3001 Deming Way Middleton, WI 53562-1431 P.O. Box 620992 Middleton, WI 53562-0992 (608) 275-3340

March 4, 2020

Mr. Dale Welcome

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

RE:  Spectrum Brands Holdings, Inc.

Form 10-K for the Fiscal Year Ended September 30, 2019

Filed November 15, 2019

Form 8-K Filed January 30, 2020

File No. 001-04219

Dear Mr. Welcome:

Set forth below is the response of Spectrum Brands Holdings, Inc. (the “Company”) to the comment raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to the Company dated February 27, 2020 (the “Comment Letter”).  For your convenience, the text of the comment in the Comment Letter has been duplicated in bold type to precede the Company’s response.

Form 8-K Filed January 30, 2020

Exhibit 99.1, page 1

1.

In future filings, please revise your bullet point highlights and the discussion in the second paragraph to also present the corresponding GAAP measure related to Adjusted EBITDA with equal or greater prominence.  Please refer to Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

The Company respectfully acknowledges the Staff’s Comment. In response to the Staff’s comment, the Company reviewed Question 102.10 of the C&DI to address matters of presentation of a non-GAAP measure and its most directly comparable GAAP measure with equal or greater prominence.  The Company will make adjustments to the earnings release to present comparable GAAP measures with equal or greater prominence to non-GAAP measures in accordance with the C&DI in future filings.

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Please feel free to contact Jeremy W. Smeltser, Chief Financial Officer, at (608) 278-6414 or Ehsan Zargar, General Counsel & Corporate Secretary at (608) 275-4924 should you have any further questions regarding this matter.

/s/
Sincerely,
/s/ Jeremy W. Smeltser
Jeremy W. Smeltser Chief Financial Officer Spectrum Brands Holdings, Inc.